

News Release

Alexco Announces Increase to Previously Announced Bought Deal Flow Through Equity Financing to C$7 Million

May 15, 2017 – Alexco Resource Corp. (TSX:AXR, NYSE-MKT:AXU) ("Alexco" or the "Company") is pleased to announce that, due to increased demand, it has entered into an amended agreement with an underwriter (the "Underwriter")**,** pursuant to which the Underwriter has agreed to purchase, on a bought deal basis 3,255,820 flow-through common shares (the "Flow-Through Shares") at a price of C$2.15 per Flow-Through Share for aggregate gross proceeds of C$7,000,013 (the "Underwritten Offering"). In addition, the Company will grant the Underwriter an over-allotment option, exercisable prior to the closing of the Underwritten Offering, to purchase from the Company, Flow-Through Shares to raise additional proceeds of up to C$2,042,500 (the "Over-Allotment Option", and together with the Underwritten Offering, the "Offering").

The Underwriter will receive a cash commission on the sale of the securities, representing 6% of the aggregate gross proceeds raised, including that number of broker warrants ("Broker Warrants") as is equal to 3% of the number of Flow-Through Shares sold under the Offering. Each Broker Warrant shall be exercisable for one common share of the Company at a price of C$2.15 at any time up to 24 months after closing.

The net proceeds from the sale of the Flow-Through Shares will be used for expenditures on the Company's Keno Hill District exploration properties, which qualify as Canadian exploration expenses (within the meaning of the *Income Tax Act* (Canada)). The Company will renounce such Canadian exploration expenses with an effective date of no later than December 31, 2017. With completion of this Offering, the Company is fully funded for all planned 2017 expenditures.

Closing of the Offering is anticipated to occur on or around May 30, 2017 and is subject to certain conditions including, but not limited to, the receipt of all applicable regulatory approvals including approval of the Toronto Stock Exchange and the NYSE-MKT LLC.

About Alexco

Alexco Resource Corp. owns the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada's Yukon Territory. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc

Head Office

Alexco Resource Corp.
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
Vancouver, BC V7X 1M9
Canada

T. 604 633 4888

F. 604 633 4887



(Yukon Government's Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Mike Clark, Chief Financial Officer
Phone: (604) 633-4888
Email: info@alexcoresource.com